UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

GLOBE SPECIALTY METALS, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

37954N206

(CUSIP Number)

Kevin J. O’Connor
Point72 Asset Management, L.P.
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

11/30/2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 37954N206	Page 2 of 12 Pages
1	NAME OF REPORTING PERSON Point72 Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 485,800 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 485,800 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 485,800 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 37954N206	Page 3 of 12 Pages
1	NAME OF REPORTING PERSON Point72 Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 485,800 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 485,800 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 485,800 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D
CUSIP No. 37954N206	Page 4 of 12 Pages
1	NAME OF REPORTING PERSON Cubist Systematic Strategies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 13,187 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 13,187 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,187 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 37954N206	Page 5 of 12 Pages
1	NAME OF REPORTING PERSON Rubric Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,225,000 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,225,000 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,225,000 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 37954N206	Page 6 of 12 Pages
1	NAME OF REPORTING PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,723,987 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,723,987 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,723,987 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.  Security and the Issuer.

This Schedule 13D relates to shares of common stock, $0.0001 par value per share (the “Common Stock”), of Globe Specialty Metals, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 600 Brickell Ave, Suite 3100, Miami, FL 33131.

Item 2.  Identity and Background.

(a) This statement is filed by:
(i) Point72 Asset Management, L.P. (“Point72 Asset Management”) with respect to the Common Stock held by certain investment funds it manages (together with the investment funds managed by the other investment managers and sub-investment managers reporting on this form, the “Portfolio Funds”);
(ii) Point72 Capital Advisors, Inc. (“Point72 Capital Advisors Inc.”) with respect to the Common Stock held by certain investment funds managed by Point72 Asset Management;
(iii) Cubist Systematic Strategies, LLC (“Cubist Systematic Strategies”) with respect to the Common Stock held by certain investment funds it manages;
(iv) Rubric Capital Management, LLC (“Rubric Capital Management”) with respect to the Common Stock held by certain investment funds it manages; and
(v) Steven A. Cohen with respect to the Common Stock beneficially owned by Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systemic Strategies and Rubric Capital Management.
Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic Strategies, Rubric Capital Management and Steven A. Cohen (collectively, the “Reporting Persons”) expressly disclaim beneficial ownership of securities directly beneficially owned by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons’ management and control.
Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic Strategies, Rubric Capital Management and Steven A. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
(b) The address of the principal business office of (i) Point72 Asset Management, Point72 Capital Advisors Inc., Rubric Capital Management and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902; and (ii) Cubist Systematic Strategies is 330 Madison Avenue, New York, NY 10173.

(c) The principal business of each of Point72 Asset Management, Cubist Systematic Strategies and Rubric Capital Management is to serve as an investment manager to a variety of private investment funds and to control the investing and trading in securities by these private investment funds.  The principal business of Point72 Capital Advisors Inc. is to serve as the general partner of Point72 Asset Management.  The principal business of Mr. Cohen is to serve as a principal of Point72 Asset Management and other affiliated entities.
(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Point72 Asset Management is a Delaware limited partnership.  Point72 Capital Advisors Inc. is a Delaware corporation.  Cubist Systematic Strategies and Rubric Capital Management are Delaware limited liability companies.  Mr. Cohen is a United States citizen.
Item 3.  Source and Amount of Funds or Other Consideration.

The Portfolio Funds expended an aggregate of approximately $65,033,344.47 of investment capital to purchase the 3,723,987 shares of Common Stock reported hereby.  Such transactions were effected in open market purchases in the ordinary course of business and are held by the Portfolio Funds in commingled margin accounts, maintained at Goldman Sachs & Co. and Credit Suisse First Boston, which may extend margin credit to the Portfolio Funds as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account.  The margin accounts may from time to time have debit balances.  Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer. The Reporting Persons acquired the shares of Common Stock pursuant to investment strategies, including merger arbitrage and event driven strategies, because they believed that the shares of Common Stock reported herein, when purchased, represented an attractive investment opportunity.  However, because the transactions contemplated by the Business Combination Agreement (as defined below) may be deemed to constitute a change of control of the Issuer, the Reporting Persons may not be eligible to report this position on a Schedule 13G, notwithstanding such investment intent.  See Colish, Faith (No-Act., Available March 24, 1980).

On February 23, 2015, the Issuer filed a Form 8-K with the Securities and Exchange Commission stating that it had entered into a Business Combination Agreement (the “Original Business Combination Agreement”) with Grupo Villar Mir, S.A.U., a public limited liability company (sociedad anónima) incorporated under the laws of Spain (“Grupo VM”), Grupo FerroAtlántica, S.A.U., a Spanish public limited liability company in the form of a sociedad anónima and wholly owned subsidiary of Grupo VM (“FerroAtlántica”), Ferroglobe PLC, a newly formed UK holding company formerly known as VeloNewco Limited and wholly owned subsidiary of Grupo VM (“Ferroglobe”), and Gordon Merger Sub, Inc., a newly formed Delaware corporation and a direct wholly owned subsidiary of Ferroglobe (“Merger Sub”), pursuant to which the parties agreed, subject to the terms and conditions of the Original Business Combination Agreement, to combine the businesses of the Issuer and FerroAtlántica under Ferroglobe.  The Original Business Combination Agreement was amended and restated on May 5, 2015 and was further amended on September 10, 2015 (the Original Business Combination Agreement, as so amended and restated, the “Business Combination Agreement”).  Subject to the terms and conditions of the Business Combination Agreement, Ferroglobe agreed to acquire from Grupo VM all of the issued and outstanding ordinary shares of FerroAtlántica in exchange for an aggregate of 98,078,161 newly issued Ferroglobe Class A ordinary shares, which will result in FerroAtlántica becoming a wholly owned subsidiary of Ferroglobe (the “Stock Exchange”).  After consummation of the Stock Exchange, Merger Sub will merge with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of Ferroglobe.

As part of the Reporting Persons’ continuing evaluation of, and preservation of the value of the Portfolio Funds’ investment in the Common Stock of the Issuer, the Reporting Persons may from time to time (i) engage in discussions with certain persons, including, without limitation, management or representatives of the Issuer, the Issuer’s board of directors, other shareholders of the Issuer and other relevant parties, concerning matters with respect to the investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer and (ii) write letters to, and respond to inquiries from, various parties including, without limitation, the Issuer’s board of directors, management or representatives, other shareholders and other persons or entities regarding the Issuer’s affairs.

Depending on various factors, including, the Issuer’s financial position and strategic direction, the outcome of the matters referenced above, actions taken by the board of directors, price levels of the Common Stock, other available investment opportunities, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to the Portfolio Funds and/or other investment funds managed by one or more of the Reporting Persons with respect to the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters referred to in this Item 4 of Schedule 13D and may, from time to time, cause the Portfolio Funds and/or other investment funds managed by one or more of the Reporting Persons to acquire additional Common Stock, dispose of some or all of their Common Stock, engage in short-selling, hedging or similar transactions with respect to the Common Stock, and/or continue to hold Common Stock. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) As of the close of business on November 30, 2015, the Reporting Persons beneficially owned an aggregate of 3,723,987 shares of Common Stock, representing approximately 5.0% of the shares of Common Stock outstanding.  The percentages used herein are based upon 73,759,990 shares of Common Stock reported to be outstanding, as of October 27, 2015, by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2015.

Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systemic Strategies, Rubric Capital Management and Mr. Cohen own directly no shares of Common Stock.  Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by certain investment funds it manages.  Pursuant to an investment management agreement, Cubist Systematic Strategies maintains investment and voting power with respect to the securities held by certain investment funds it manages.  Pursuant to an investment management agreement, Rubric Capital Management maintains investment and voting power with respect to the securities held by certain investment funds it manages.  Mr. Cohen controls each of Point72 Capital Advisors Inc., Cubist Systematic Strategies and Rubric Capital Management.  By reason of the provisions of Rule 13d-3 of the Act, as amended, each of (i) Point72 Asset Management, Point72 Capital Advisors Inc. and Mr. Cohen may be deemed to beneficially own 485,800 shares of Common Stock (constituting approximately 0.7% of the shares of Common Stock outstanding); (ii) Cubist Systematic Strategies and Mr. Cohen may be deemed to beneficially own 13,187 shares of Common Stock (constituting less than 0.1% of the shares of Common Stock outstanding); and (iii) Rubric Capital Management and Mr. Cohen may be deemed to beneficially own 3,225,000 shares of Common Stock (constituting approximately 4.4% of the shares of Common Stock outstanding).

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

(i) Point72 Asset Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 485,800 shares of Common Stock, constituting 0.7% of such class of securities;

(ii) Point72 Capital Advisors Inc. has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 485,800 shares of Common Stock, constituting 0.7% of such class of securities;

(iii) Cubist Systematic Strategies has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 13,187 shares of Common Stock, constituting less than 0.1% of such class of securities;

(iv) Rubric Capital Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 3,225,000 shares of Common Stock, constituting 4.4% of such class of securities; and
(v) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 3,723,987 shares of Common Stock, constituting 5.0% of such class of securities.

(c) Information concerning transactions in the shares of Common Stock effected by the Portfolio Funds during the past 60 days is set forth in Schedule A hereto and is incorporated herein by reference.  All of such transactions were effected in open market transactions through various brokerage entities on the New York Stock Exchange.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by the Portfolio Funds.

(e) Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

The Portfolio Funds may, from time to time, enter into and dispose of cash-settled equity swaps, contracts or other similar derivative contracts with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing. The Portfolio Funds currently have short exposure to an aggregate of 129,776 shares of Common Stock through such contracts.   In addition to the shares of Common Stock reported herein, the Portfolio Funds currently have long exposure to an aggregate of 99,594 shares of Common Stock through such contracts.  These contracts do not give the Reporting Persons, or the Portfolio Funds, direct or indirect voting, investment or dispositive control over any securities of the Issuer.  Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Item 7.  Material to be filed as Exhibits.
1.    Schedule A - Sixty Day Trading History
2.    Exhibit 99.1 - Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2015

POINT72 ASSET MANAGEMENT, L.P.

By: /s/ Kevin J. O’Connor
Name:  Kevin J. O’Connor
Title:  Authorized Person

POINT72 CAPITAL ADVISORS, INC.

By: /s/ Kevin J. O’Connor
Name:  Kevin J. O’Connor
Title:  Authorized Person

CUBIST SYSTEMATIC STRATEGIES, LLC

By: /s/ Kevin J. O’Connor
Name:  Kevin J. O’Connor
Title:  Authorized Person

RUBRIC CAPITAL MANAGEMENT, LLC

By: /s/ Kevin J. O’Connor
Name:  Kevin J. O’Connor
Title:  Authorized Person

STEVEN A. COHEN

By: /s/ Kevin J. O’Connor
Name:  Kevin J. O’Connor
Title:  Authorized Person

Schedule A

SIXTY DAY TRADING HISTORY

The amounts reported in the “Weighted Average Price” column in the table below reflect a weighted average price for the shares of Common Stock purchased or sold by an investment fund managed by the Reporting Person indicated.  The shares of Common Stock were purchased or sold, as applicable, in multiple transactions, each at a price within the ranges of price set forth in the “Range of Prices” column in the table below. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the ranges of prices set forth in the table below.

Trade Date	Name	Amount	Weighted Average Price	Range
9/14/2015	Cubist Systematic Strategies, LLC	300	13.99167	13.990 - 13.995
9/14/2015	Cubist Systematic Strategies, LLC	7000	14.03361	14.000 - 14.090
9/14/2015	Cubist Systematic Strategies, LLC	- 300	14.06667	14.060 - 14.080
9/15/2015	Point72 Asset Management, L.P.	841	14.30957	14.240 - 14.350
9/15/2015	Cubist Systematic Strategies, LLC	- 100	14.34000	14.340 - 14.340
9/15/2015	Cubist Systematic Strategies, LLC	- 1100	14.33636	14.320 - 14.340
9/15/2015	Point72 Asset Management, L.P.	- 1041	14.29834	14.230 - 14.350
9/16/2015	Point72 Asset Management, L.P.	1167	14.75744	14.700 - 14.820
9/16/2015	Cubist Systematic Strategies, LLC	94	14.67000	14.670 - 14.670
9/16/2015	Cubist Systematic Strategies, LLC	- 600	14.82167	14.740 - 14.940
9/16/2015	Cubist Systematic Strategies, LLC	- 100	15.09000	15.090 - 15.090
9/16/2015	Cubist Systematic Strategies, LLC	- 500	14.81500	14.810 - 14.820
9/16/2015	Point72 Asset Management, L.P.	- 1267	14.74634	14.640 - 14.830
9/17/2015	Point72 Asset Management, L.P.	- 78	14.97000	14.970 - 14.970
9/17/2015	Cubist Systematic Strategies, LLC	200	14.79000	14.630 - 14.950
9/17/2015	Cubist Systematic Strategies, LLC	- 100	14.95000	14.950 - 14.950
9/17/2015	Cubist Systematic Strategies, LLC	- 4000	14.93675	14.820 - 14.990

9/17/2015	Cubist Systematic Strategies, LLC	- 2100	15.06810	15.000 - 15.150
9/17/2015	Point72 Asset Management, L.P.	- 22	14.94000	14.940 - 14.940
9/18/2015	Cubist Systematic Strategies, LLC	300	14.50000	14.420 - 14.550
9/21/2015	Point72 Asset Management, L.P.	1323	14.32006	14.250 - 14.400
9/21/2015	Cubist Systematic Strategies, LLC	- 100	14.27000	14.270 - 14.270
9/21/2015	Cubist Systematic Strategies, LLC	900	14.33889	14.250 - 14.470
9/21/2015	Point72 Asset Management, L.P.	- 1223	14.30362	14.240 - 14.410
9/22/2015	Cubist Systematic Strategies, LLC	1819	13.68560	13.540 - 13.900
9/22/2015	Cubist Systematic Strategies, LLC	200	13.67000	13.670 - 13.670
9/22/2015	Rubric Capital Management, LLC	50000	13.69379	13.540 - 13.770
9/23/2015	Cubist Systematic Strategies, LLC	2302	13.53243	13.310 - 13.670
9/23/2015	Cubist Systematic Strategies, LLC	9000	13.53094	13.320 - 13.660
9/24/2015	Cubist Systematic Strategies, LLC	100	13.34000	13.340 - 13.340
9/24/2015	Cubist Systematic Strategies, LLC	- 519	13.50129	13.400 - 13.650
9/24/2015	Cubist Systematic Strategies, LLC	100	13.22000	13.220 - 13.220
9/25/2015	Point72 Asset Management, L.P.	498	12.45930	12.380 - 12.620
9/25/2015	Cubist Systematic Strategies, LLC	900	12.63833	12.370 - 12.900
9/25/2015	Cubist Systematic Strategies, LLC	- 94	12.74404	12.610 - 12.970
9/25/2015	Cubist Systematic Strategies, LLC	4176	13.14431	13.000 - 13.440
9/25/2015	Cubist Systematic Strategies, LLC	- 500	12.70000	12.640 - 12.790
9/25/2015	Cubist Systematic Strategies, LLC	500	12.84994	12.848 - 12.850
9/25/2015	Cubist Systematic Strategies, LLC	600	13.04000	13.030 - 13.050
9/25/2015	Point72 Asset Management, L.P.	- 20501	12.63781	12.360 - 12.990
9/25/2015	Point72 Asset Management, L.P.	- 9499	13.10408	13.035 - 13.250
9/25/2015	Point72 Asset Management, L.P.	- 498	12.46434	12.380 - 12.610
9/28/2015	Cubist Systematic Strategies, LLC	- 1400	12.27643	12.190 - 12.370

9/28/2015	Rubric Capital Management, LLC	- 14000	12.17306	12.020 - 12.370
9/29/2015	Point72 Asset Management, L.P.	205	11.90939	11.880 - 11.940
9/29/2015	Point72 Asset Management, L.P.	100	12.00000	12.000 - 12.000
9/29/2015	Point72 Asset Management, L.P.	- 200	12.16000	12.130 - 12.190
9/29/2015	Cubist Systematic Strategies, LLC	800	11.93938	11.880 - 11.975
9/29/2015	Cubist Systematic Strategies, LLC	200	12.01500	12.000 - 12.030
9/29/2015	Rubric Capital Management, LLC	- 1234	11.94405	11.940 - 11.950
9/29/2015	Rubric Capital Management, LLC	- 3066	12.15462	12.000 - 12.440
9/29/2015	Point72 Asset Management, L.P.	- 405	11.93938	11.890 - 11.970
9/29/2015	Point72 Asset Management, L.P.	- 200	12.09000	12.080 - 12.100
9/30/2015	Point72 Asset Management, L.P.	- 237	12.09890	12.070 - 12.120
9/30/2015	Cubist Systematic Strategies, LLC	502	12.08610	12.010 - 12.140
9/30/2015	Point72 Asset Management, L.P.	- 21	11.99000	11.990 - 11.990
9/30/2015	Point72 Asset Management, L.P.	- 42	12.02000	12.020 - 12.020
10/1/2015	Point72 Asset Management, L.P.	- 4067	11.87721	11.790 - 11.990
10/1/2015	Point72 Asset Management, L.P.	- 300	12.01333	12.000 - 12.040
10/1/2015	Cubist Systematic Strategies, LLC	1300	11.90154	11.810 - 11.980
10/1/2015	Cubist Systematic Strategies, LLC	800	12.11000	12.000 - 12.240
10/1/2015	Point72 Asset Management, L.P.	3267	11.87287	11.780 - 11.970
10/1/2015	Point72 Asset Management, L.P.	600	12.02167	12.000 - 12.040
10/2/2015	Point72 Asset Management, L.P.	- 200	11.97000	11.950 - 11.990
10/2/2015	Point72 Asset Management, L.P.	- 1648	12.23706	12.020 - 12.380
10/2/2015	Cubist Systematic Strategies, LLC	- 100	11.89000	11.890 - 11.890
10/2/2015	Cubist Systematic Strategies, LLC	100	11.90000	11.900 - 11.900
10/2/2015	Cubist Systematic Strategies, LLC	98	12.36000	12.360 - 12.360
10/2/2015	Point72 Asset Management, L.P.	100	11.94000	11.940 - 11.940
10/2/2015	Point72 Asset Management, L.P.	648	12.22407	12.010 - 12.400

10/5/2015	Point72 Asset Management, L.P.	- 1321	12.81601	12.760 - 12.970
10/5/2015	Point72 Asset Management, L.P.	- 388	13.21082	13.170 - 13.230
10/5/2015	Cubist Systematic Strategies, LLC	64	12.53000	12.530 - 12.530
10/5/2015	Cubist Systematic Strategies, LLC	- 400	12.94250	12.890 - 12.990
10/5/2015	Cubist Systematic Strategies, LLC	- 800	13.21125	13.100 - 13.270
10/5/2015	Point72 Asset Management, L.P.	30369	13.19327	13.010 - 13.265
10/5/2015	Point72 Asset Management, L.P.	- 424	12.84816	12.760 - 12.980
10/5/2015	Point72 Asset Management, L.P.	- 67	13.17000	13.170 - 13.170
10/6/2015	Point72 Asset Management, L.P.	- 335	13.37281	13.320 - 13.420
10/6/2015	Point72 Asset Management, L.P.	- 96	13.41854	13.400 - 13.420
10/7/2015	Point72 Asset Management, L.P.	- 1541	13.73019	13.610 - 13.910
10/7/2015	Point72 Asset Management, L.P.	- 300	14.04703	14.011 - 14.090
10/7/2015	Cubist Systematic Strategies, LLC	100	13.64000	13.640 - 13.640
10/7/2015	Cubist Systematic Strategies, LLC	- 100	14.12000	14.120 - 14.120
10/7/2015	Point72 Asset Management, L.P.	- 30500	13.63171	13.480 - 13.970
10/7/2015	Point72 Asset Management, L.P.	- 500	14.02000	14.020 - 14.020
10/7/2015	Point72 Asset Management, L.P.	- 528	13.74214	13.560 - 13.910
10/8/2015	Point72 Asset Management, L.P.	- 155	13.57645	13.570 - 13.580
10/8/2015	Point72 Asset Management, L.P.	1214	13.68077	13.600 - 13.870
10/8/2015	Cubist Systematic Strategies, LLC	502	13.64068	13.550 - 13.810
10/8/2015	Point72 Asset Management, L.P.	- 959	13.72497	13.600 - 13.870
10/9/2015	Point72 Asset Management, L.P.	- 769	14.33807	14.260 - 14.368
10/9/2015	Cubist Systematic Strategies, LLC	- 600	14.32833	14.250 - 14.390

10/9/2015	Cubist Systematic Strategies, LLC	- 400	14.35000	14.320 - 14.360
10/9/2015	Point72 Asset Management, L.P.	- 218	14.25060	14.150 - 14.320
10/12/2015	Point72 Asset Management, L.P.	- 157	13.87713	13.820 - 13.950
10/12/2015	Point72 Asset Management, L.P.	412	13.91602	13.890 - 13.950
10/12/2015	Point72 Asset Management, L.P.	- 13923	13.90167	13.800 - 13.980
10/12/2015	Point72 Asset Management, L.P.	- 700	14.02857	14.010 - 14.040
10/12/2015	Point72 Asset Management, L.P.	- 557	13.89178	13.810 - 13.950
10/13/2015	Point72 Asset Management, L.P.	- 100	13.99000	13.990 - 13.990
10/13/2015	Point72 Asset Management, L.P.	- 455	14.07371	14.010 - 14.140
10/13/2015	Cubist Systematic Strategies, LLC	- 400	13.98250	13.980 - 13.990
10/13/2015	Cubist Systematic Strategies, LLC	- 1442	14.04047	14.000 - 14.100
10/13/2015	Cubist Systematic Strategies, LLC	- 200	13.93000	13.930 - 13.930
10/13/2015	Point72 Asset Management, L.P.	- 46	13.99000	13.990 - 13.990
10/13/2015	Point72 Asset Management, L.P.	- 110	14.06009	14.040 - 14.090
10/14/2015	Point72 Asset Management, L.P.	- 302	13.86099	13.830 - 13.870
10/14/2015	Point72 Asset Management, L.P.	- 390	14.12487	14.030 - 14.210
10/14/2015	Cubist Systematic Strategies, LLC	600	13.86833	13.830 - 13.900
10/14/2015	Point72 Asset Management, L.P.	- 85	13.89988	13.830 - 13.920
10/14/2015	Point72 Asset Management, L.P.	- 110	14.00909	14.000 - 14.010
10/15/2015	Point72 Asset Management, L.P.	- 304	13.65722	13.550 - 13.760
10/15/2015	Cubist Systematic Strategies, LLC	1200	13.65042	13.550 - 13.750
10/15/2015	Cubist Systematic Strategies, LLC	- 100	13.69000	13.690 - 13.690
10/15/2015	Point72 Asset Management, L.P.	- 86	13.76407	13.740 - 13.770
10/16/2015	Point72 Asset Management, L.P.	- 216	13.31338	13.290 - 13.330
10/16/2015	Cubist Systematic Strategies, LLC	- 900	13.28000	13.170 - 13.340
10/16/2015	Cubist Systematic Strategies, LLC	200	13.34500	13.340 - 13.350
10/16/2015	Point72 Asset Management, L.P.	- 61	13.33803	13.330 - 13.340
10/19/2015	Point72 Asset Management, L.P.	- 36	12.82000	12.820 - 12.820
10/19/2015	Point72 Asset Management, L.P.	- 10	12.82000	12.820 - 12.820
10/20/2015	Cubist Systematic Strategies, LLC	- 4069	12.71459	12.620 - 12.790

10/21/2015	Point72 Asset Management, L.P.	- 156	12.71000	12.710 - 12.710
10/21/2015	Cubist Systematic Strategies, LLC	- 484	12.68413	12.680 - 12.690
10/21/2015	Point72 Asset Management, L.P.	- 44	12.61000	12.610 - 12.610
10/22/2015	Cubist Systematic Strategies, LLC	100	12.70000	12.700 - 12.700
10/23/2015	Point72 Asset Management, L.P.	- 312	13.16799	13.020 - 13.280
10/23/2015	Cubist Systematic Strategies, LLC	- 400	13.12250	13.030 - 13.200
10/23/2015	Cubist Systematic Strategies, LLC	200	13.16000	13.160 - 13.160
10/23/2015	Point72 Asset Management, L.P.	- 88	13.19250	13.020 - 13.250
10/26/2015	Point72 Asset Management, L.P.	- 720	13.03783	13.000 - 13.120
10/26/2015	Cubist Systematic Strategies, LLC	67	13.07000	13.070 - 13.070
10/26/2015	Cubist Systematic Strategies, LLC	- 200	13.09500	13.090 - 13.100
10/26/2015	Point72 Asset Management, L.P.	700	12.98000	12.960 - 12.990
10/26/2015	Point72 Asset Management, L.P.	5864	13.05516	13.000 - 13.150
10/26/2015	Point72 Asset Management, L.P.	420	13.08000	13.010 - 13.160
10/27/2015	Point72 Asset Management, L.P.	- 486	12.43881	12.410 - 12.470
10/27/2015	Point72 Asset Management, L.P.	486	12.41654	12.350 - 12.450
10/28/2015	Cubist Systematic Strategies, LLC	600	12.62333	12.510 - 12.700
10/29/2015	Cubist Systematic Strategies, LLC	2516	12.47994	12.450 - 12.500
10/30/2015	Point72 Asset Management, L.P.	- 3890	12.58616	12.502 - 12.650
10/30/2015	Cubist Systematic Strategies, LLC	5662	12.60366	12.560 - 12.665
10/30/2015	Point72 Asset Management, L.P.	3890	12.58368	12.500 - 12.650
11/2/2015	Point72 Asset Management, L.P.	- 3890	12.71355	12.687 - 12.760
11/2/2015	Cubist Systematic Strategies, LLC	7164	12.88843	12.687 - 12.990
11/2/2015	Point72 Asset Management, L.P.	3890	12.71226	12.670 - 12.780
11/3/2015	Point72 Asset Management, L.P.	- 972	12.73872	12.690 - 12.810
11/3/2015	Cubist Systematic Strategies, LLC	- 310	12.67032	12.600 - 12.790
11/3/2015	Cubist Systematic Strategies, LLC	1484	12.67232	12.490 - 12.800
11/3/2015	Cubist Systematic Strategies, LLC	9500	12.55542	12.420 - 12.720
11/3/2015	Point72 Asset Management, L.P.	91771	12.69947	12.410 - 12.875
11/3/2015	Point72 Asset Management, L.P.	972	12.75457	12.690 - 12.860
11/4/2015	Cubist Systematic Strategies, LLC	300	12.63000	12.610 - 12.640
11/4/2015	Cubist Systematic Strategies, LLC	- 2604	12.77017	12.600 - 12.800
11/4/2015	Cubist Systematic Strategies, LLC	1600	12.56000	12.505 - 12.710

11/5/2015	Cubist Systematic Strategies, LLC	- 4261	12.50046	12.340 - 12.590
11/5/2015	Point72 Asset Management, L.P.	- 20000	12.41140	12.070 - 12.590
11/6/2015	Cubist Systematic Strategies, LLC	- 11651	11.53910	11.350 - 11.930
11/6/2015	Cubist Systematic Strategies, LLC	- 100	12.00000	12.000 - 12.000
11/6/2015	Cubist Systematic Strategies, LLC	- 1600	11.88594	11.860 - 11.940
11/6/2015	Cubist Systematic Strategies, LLC	- 1200	12.04292	12.040 - 12.045
11/6/2015	Point72 Asset Management, L.P.	- 20000	11.53040	11.530 - 11.550
11/9/2015	Cubist Systematic Strategies, LLC	100	10.64000	10.640 - 10.640
11/9/2015	Cubist Systematic Strategies, LLC	- 300	10.69667	10.570 - 10.950
11/9/2015	Cubist Systematic Strategies, LLC	200	11.08000	11.080 - 11.080
11/10/2015	Point72 Asset Management, L.P.	- 76	10.58000	10.580 - 10.580
11/10/2015	Cubist Systematic Strategies, LLC	- 200	10.62000	10.620 - 10.620
11/10/2015	Cubist Systematic Strategies, LLC	100	10.62000	10.620 - 10.620
11/10/2015	Cubist Systematic Strategies, LLC	- 300	11.07333	11.070 - 11.080
11/10/2015	Point72 Asset Management, L.P.	- 24	10.58000	10.580 - 10.580
11/11/2015	Point72 Asset Management, L.P.	- 76	10.80000	10.800 - 10.800
11/11/2015	Cubist Systematic Strategies, LLC	100	10.86000	10.860 - 10.860
11/11/2015	Cubist Systematic Strategies, LLC	- 1120	10.86393	10.790 - 10.900
11/11/2015	Point72 Asset Management, L.P.	- 24	10.78000	10.780 - 10.780
11/12/2015	Cubist Systematic Strategies, LLC	500	10.15950	10.060 - 10.230
11/12/2015	Cubist Systematic Strategies, LLC	- 100	10.18000	10.180 - 10.180
11/13/2015	Cubist Systematic Strategies, LLC	- 1500	9.87267	9.860 - 9.900
11/13/2015	Cubist Systematic Strategies, LLC	600	9.87500	9.860 - 9.900
11/13/2015	Cubist Systematic Strategies, LLC	100	10.05000	10.050 - 10.050
11/16/2015	Cubist Systematic Strategies, LLC	- 100	9.93000	9.930 - 9.930
11/16/2015	Cubist Systematic Strategies, LLC	300	9.93667	9.920 - 9.960
11/16/2015	Cubist Systematic Strategies, LLC	300	9.91000	9.910 - 9.910
11/17/2015	Cubist Systematic Strategies, LLC	110	9.49000	9.490 - 9.490
11/17/2015	Cubist Systematic Strategies, LLC	- 100	9.60000	9.600 - 9.600
11/18/2015	Point72 Asset Management, L.P.	- 152	9.76000	9.760 - 9.760
11/18/2015	Cubist Systematic Strategies, LLC	200	9.63500	9.620 - 9.650
11/18/2015	Cubist Systematic Strategies, LLC	- 100	9.72500	9.725 - 9.725
11/18/2015	Point72 Asset Management, L.P.	- 48	9.76000	9.760 - 9.760
11/19/2015	Point72 Asset Management, L.P.	1457	9.69686	9.670 - 9.730

11/19/2015	Cubist Systematic Strategies, LLC	200	9.73500	9.690 - 9.780
11/19/2015	Point72 Asset Management, L.P.	- 1457	9.70979	9.648 - 9.800
11/20/2015	Cubist Systematic Strategies, LLC	400	9.53000	9.500 - 9.600
11/23/2015	Point72 Asset Management, L.P.	972	9.60955	9.560 - 9.650
11/23/2015	Cubist Systematic Strategies, LLC	- 400	9.60000	9.600 - 9.600
11/23/2015	Cubist Systematic Strategies, LLC	100	9.63000	9.630 - 9.630
11/23/2015	Point72 Asset Management, L.P.	- 972	9.60140	9.570 - 9.636
11/24/2015	Cubist Systematic Strategies, LLC	100	9.65000	9.650 - 9.650
11/24/2015	Cubist Systematic Strategies, LLC	- 100	9.75000	9.750 - 9.750
11/24/2015	Rubric Capital Management, LLC	68300	9.71290	9.670 - 9.800
11/25/2015	Point72 Asset Management, L.P.	1943	9.65707	9.590 - 9.710
11/25/2015	Cubist Systematic Strategies, LLC	300	9.65000	9.650 - 9.650
11/25/2015	Rubric Capital Management, LLC	100000	9.65113	9.560 - 9.845
11/25/2015	Point72 Asset Management, L.P.	- 1943	9.64854	9.585 - 9.690
11/27/2015	Rubric Capital Management, LLC	25000	9.90020	9.670 - 9.970
11/27/2015	Rubric Capital Management, LLC	25000	10.05918	10.020 - 10.160
11/30/2015	Cubist Systematic Strategies, LLC	115	10.31217	10.260 - 10.320
11/30/2015	Cubist Systematic Strategies, LLC	- 100	10.37000	10.370 - 10.370
11/30/2015	Rubric Capital Management, LLC	50000	10.17889	10.080 - 10.350